November 01, 2016

VIA EDGAR

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Russell Mancuso
Branch Chief Office of Electronics and Machinery

Re:	CB Scientific Inc.
Offering Statement on Form 1-A
Filed October 4, 2016
File No. 024-10616

Dear Mr. Mancuso:

We have amended our offering statement on Form 1-A/A (first amendment), originally dated October 4, 2016, via EDGAR on November 01, 2016 per your comments dated October 31, 2016.

Please see below the summary of all the changes made in the amendment on Form 1-A/A.

Part I. Item 4

1. Your offering does not appear to be eligible to be conducted pursuant to the exemption from registration in Regulation A because the portion of the aggregate offering price attributable to the selling stockholder exceeds the limitation in Rule 251(a)(3). Please revise or withdraw your offering statement as appropriate.

A-	The offering has been corrected based on the limitation in Rule 251(a)(3). We have changed the selling shareholder number of shares to be sold from 10,000,000 to 4,000,000.

Offering Circular Cover Page

2. We note your disclosure that this filing is a post-qualification amendment to change the price per share. Please tell us the filing date and file number of the offering statement that you intend this filing to amend.

A-	The errored language has been deleted from the cover page.

Government Regulation

3. We note your disclosure on page 5 regarding CBD oil and its medical effects. Please disclose the effect of the United States Food and Drug Administration’s regulation on your business, including any requirement for FDA approval of your products before you can market them, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labelling of your products, post-market reporting and record keeping, and regulation of advertising and promotion, including regulation of your statements of efficacy. Also include the sanctions for non-compliance with FDA regulation.

A-	A section has been included for an explanatory purpose as below;

There are substantial differences in CBD derived from marijuana and CBD derived from its cousin Industrial Hemp due to inherent lack of THC in CBD derived from Industrial Hemp. CB Scientific NutraCann will only market and sale CBD derived from Industrial Hemp. Currently, there are State regulations in place from CBD derived from marijuana in all legal states but there are no limitations or state or federal regulations on the selling CBD derived from Industrial Hemp. Hence there exist no United States Food and Drug Administration’s regulation on our business, including any requirement for FDA approval of our products before we can market them, or any regulation of the manufacturing and labelling of our products, post-market reporting and record keeping, and regulation of advertising and promotion, including regulation of our statements of efficacy besides what can labeled as with any supplement, as of October 31, 2016. We cannot assure that FDA will not impose the above limitations or guidelines in the near future. We will need to re-examine our business model if such event transpires.

Currently, Hemp derived CBD oil and related products are being sold on Amazon, eBay and online by multiple companies. Basic google search will show multiple products being sold.

As we are a publicly reporting company…

4. Please provide us support for your representation to investors that you are a “publicly reporting company” and your statement under the caption “We will incur ongoing costs and expenses for SEC reporting and compliance” that you will be required to file annual, quarterly, and current reports after “the qualified date of this offering circular.”

A-	This section was removed.

Plan of Distribution

5. We note your disclosure that “Sam Talari will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).” Please reconcile this statement with the information in HempTech Corp’s offering statement, file number 024-10588, and any other offerings in which Mr. Talari participated in the last 12 months.

A-	This section was corrected.

Security Ownership

6. We note the disclosure on the cover of your offering circular that this offering will result in Mr. Talari’s voting power increasing from 81% to 93% after you issue the offered shares and Mr. Talari sells all of his shares being offered. Given the security ownership that you disclose in this beneficial ownership table, it is unclear how this offering will result in the voting power increase that you disclose. Please ensure that your beneficial ownership table reflects all shares beneficially owned, including applicable shares underlying convertible preferred stock. Also ensure that your offering statement’s exhibits include your charter that reflects the authorization of the preferred stock that you describe in the offering statement as well as the certificate of designations of that preferred stock.

A-	The error with stock ownership post offering has been corrected to 55.41%. Also the correct stock designation by the State of Oregon has been attached to the Exhibit 1A-2A

Financial Statements and Exhibits

Note 6. Provisional Goodwill, page F-6

7. We note that you recorded provisional goodwill as a result of a business combination with Net:X America. Since it appears that Net:X America was a shell company with no or nominal operations please explain to us why you believe that this was a business combination under ASC 805. If you did not acquire a business as defined in ASC 805 please revise your financial statements to remove the provisional goodwill from the balance sheet and to record the 2.8 million shares issued at Net:X America’s net book value as reflected in its historical balance on the date of the transaction.

A-	The provisional goodwill has been removed and the financials updated, so the referenced Note 6.

Exhibits

8. Please file an opinion as to the legality of all 30,000,000 shares covered by the offering statement. We note that your exhibit 1A-12 addresses 20,000,000 shares.

A-	Corrected exhibit is attached.

Also to inform you that we plan on registering the securities in the Great State of New York upon qualification of the Offering by the United States Securities and Exchange Commission, and that the Great State of New York stands by ready to register the Securities for sale upon the filing of a final prospectus and payment of the State Registration Fee(s).

Hence, on behalf of CB Scientific, Inc. (the “Company”), I respectfully request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A so that it may be qualified by 2:00 P.M. Eastern Time on November 10, 2016, or as soon thereafter as is practicable.

In so doing, the Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Sam Talari

Sam Talari, CEO

CB Scientific, Inc.

10901 ROOSEVELT BLVD, BLDG. C, SUITE 1000, SAINT PETERSBURG, FL 33716 ● (727) 474-1810 ● CBSCIENTIFIC.COM